Exhibit 99.2

GENERAL BY-LAWS OF

CONCORDIA INTERNATIONAL CORP.

(the “Corporation”)

1 – DEFINITIONS		1
1.1	Definitions	1
1.2	Interpretation	2

2 – GENERAL BUSINESS		2
2.1	Registered Office	2
2.2	Seal	2
2.3	Fiscal Year	2
2.4	Execution of Instruments	2
2.5	Execution in Counterpart, by Facsimile, and by Electronic Signature	3
2.6	Voting Rights in Other Bodies Corporate	3
2.7	Banking Arrangements	3

3 – DIRECTORS		3
3.1	Duties of Directors	3
3.2	Qualifications of Directors	3
3.3	Eligibility Requirements at Meetings	4
3.4	Quorum	4
3.5	Advance Notice for Nomination of Directors	4
3.6	Borrowings	8
3.7	Action by the Board	8
3.8	Delegation	8
3.9	Resolution in writing	8
3.10	Calling of Meetings	9
3.11	Notice of Meetings	9
3.12	First Meeting of New Board	10
3.13	Votes to Govern	10
3.14	Chairperson and Secretary	10
3.15	Participation by Telephone, Electronic or other Communication Facility	10
3.16	Electronic Voting	10
3.17	Remuneration and Expenses	10
3.18	Conflict of Interest	11
3.19	Dissent	11

4 – COMMITTEES		12
4.1	Audit Committee	12
4.2	Other Committees	12

5 – OFFICERS		12
5.1	Appointment of Officers	12
5.2	Agents and Attorneys	12

-i-

(continued)

6 – PROTECTION OF DIRECTORS AND OFFICERS		12
6.1	Limitation of Liability	12
6.2	Indemnity of Directors and Officers	13
6.3	Indemnification of Others	14
6.4	Insurance	14
6.5	Indemnities Not Exclusive	14

7 – MEETINGS OF SHAREHOLDERS		14
7.1	Annual Meetings	14
7.2	Special Meetings	14
7.3	Place of Meetings	15
7.4	Participation in Meeting by Electronic Means	15
7.5	Electronic Meetings	15
7.6	Notice of Meetings	15
7.7	Waiver of Notice	15
7.8	Chair and Secretary	15
7.9	Persons Entitled to be Present	16
7.10	Quorum	16
7.11	Proxies and Representatives	16
7.12	Time for Deposit of Proxies	16
7.13	Casting Vote	17
7.14	Show of Hands	17
7.15	Ballots	17
7.16	Electronic Voting	17
7.17	Advance Notice for Proposals	18
7.18	Adjournment	18
7.19	Access to Ballots and Proxies	18

8 – SECURITIES AND CERTIFICATES		19
8.1	Issuance of Securities	19
8.2	Securities Register	19
8.3	Transfer Agents and Registrars	19
8.4	Registered Ownership	19
8.5	Certificated Securities	19

9 – DIVIDENDS AND RIGHTS		20
9.1	Dividends	20
9.2	Dividend Cheques	20
9.3	Non-receipt or Loss of Cheques	20
9.4	Unclaimed Dividends	21

10 – NOTICES		21
10.1	Notice to Shareholders	21
10.2	Notice to Joint Shareholders	21

-ii-

(continued)

10.3	Computation of Time	21
10.4	Undelivered Notices	22
10.6	Waiver of Notice	22
10.7	Omissions and Errors	22
-iii-

1 – DEFINITIONS

1.1	Definitions

In this By-law, and all other By-laws of the Corporation, unless the context indicates otherwise:

(a)	“Act” means the Canada Business Corporations Act, or any statute which may be substituted therefor, including the regulations made thereunder as amended from time to time;

(b)
“Applicable Securities Laws” means the applicable securities legislation of each relevant province of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments and multilateral instruments of the securities commission and similar regulatory authority of each province of Canada;

(c)	“Articles” shall mean the articles of the Corporation and includes any amendments thereto;

(d)	“Board” means the board of directors of the Corporation;

(e)	“By-laws” means this by-law and all other by-laws of the Corporation in force and effect from time to time, and any amendments which may be made to such By-laws from time to time;

(f)	“Director” means a director of the Corporation as defined in the Act;

(g)
“Investor Rights Agreement” means the investor rights agreement dated as of September 6, 2018 among the Corporation and certain holders of shares in the capital of the Corporation, as amended from time to time;

(h)	“non-business day” means Saturday, Sunday and any other day that is a holiday as defined in the Legislation Act (Ontario);

(i)	“Officer” means an officer of the Corporation as defined in the Act;

(j)
“Person” includes an individual, a sole proprietorship, a partnership, an association, a labour organization, an organization, a trust, a body corporate and all individuals acting as a trustee, executor, curator or as any other legal representative;

(k)
“Public Announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and

(l)	“Shareholders Meeting” means an annual shareholders meeting or a special meeting of shareholders and includes a meeting of one or more classes of shares.

1.2	Interpretation

(a)	words importing the singular number also include the plural and vice-versa; words importing the masculine gender include the feminine and vice-versa;

(b)	all words used in this By-law and defined in the Act shall have the meanings given to such words in the Act or in the related parts thereof;

(c)
a reference to a statute includes all regulations made pursuant to such statute and, unless otherwise specified, a reference to a statute or regulation includes any statute or regulation that amends, supplements or supersedes any such statute or any such regulation; and

(d)
this By-law is adopted pursuant to the Act, and is subject to, and must be read in conjunction with the Act. In the event of an inconsistency between a provision of this By-law and a provision of the Act, the latter shall prevail.

2 – GENERAL BUSINESS

2.1	Registered Office

Until changed in accordance with the Act, the registered office of the Corporation shall be in the province within Canada specified in the Articles and at such place and address therein as the Board may from time to time determine.

2.2	Seal

The Corporation may have a seal, which shall be adopted and may be changed by the Board. The absence of a seal on a document of the Corporation does not render the document invalid.

2.3	Fiscal Year

Until changed by resolution of the Board, the financial year of the Corporation shall end on the 31st day of December in each year.

2.4	Execution of Instruments

Deeds, transfers, assignments, contracts, obligations, certificates and other instruments shall be signed on behalf of the Corporation by any Director or Officer of the Corporation.  In addition, the Board may from time to time direct the manner in which, and the individual or individuals by whom, any particular instrument or class of instruments may or shall be signed.

Notwithstanding the foregoing, the secretary or any other Officer or any Director may sign certificates and similar instruments (other than share certificates) on the Corporation’s behalf with respect to any factual matters relating to the Corporation’s business and affairs, including certificates verifying copies of the Articles, By-laws, resolutions and minutes of meetings of the Corporation.

2.5	Execution in Counterpart, by Facsimile, and by Electronic Signature

(a)	Subject to the Act, any instrument or document required or permitted to be executed by one or more persons on behalf of the Corporation may be signed by means of electronic signature or facsimile.

(b)
Any instrument or document required or permitted to be executed by one or more persons, may be executed in separate counterparts, each of which when duly executed by one or more of such persons shall be an original and all such counterparts together shall constitute one and the same such instrument or document.

(c)
Subject to the Act, wherever a notice, document or other information is required under the Act or the By-laws to be created or provided in writing, that requirement may be satisfied by the creation and/or provision of an electronic document.

Notwithstanding the foregoing, the Board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed.

2.6	Voting Rights in Other Bodies Corporate

Any Officer or Director may execute and deliver proxies and take any other steps as in the Officer’s or Director’s opinion may be necessary or desirable to permit the exercise on behalf of the Corporation of voting rights attaching to any securities held by the Corporation. In addition, the Board may from time to time direct the manner in which and the persons by whom any particular voting rights or class of voting rights may or shall be exercised.

2.7	Banking Arrangements

The banking business of the Corporation, or any part or division of the Corporation, shall be transacted with such bank, trust company or other firm or body corporate as the Board may designate, appoint or authorize from time to time and all such banking business, or any part thereof, shall be transacted on the Corporation’s behalf by such one or more Officers or other individuals as the Board may designate, direct or authorize from time to time and to the extent thereby provided.

3 – DIRECTORS

3.1	Duties of Directors

The Board shall manage, or supervise the management of, the business and affairs of the Corporation.

3.2	Qualifications of Directors

At least twenty-five percent of the Directors of the Corporation must be resident Canadians.  However, if the Corporation has less than four Directors, at least one Director must be a resident Canadian.

3.3	Eligibility Requirements at Meetings

The Board shall not transact business at a meeting, other than filling a vacancy in the Board, unless at least twenty-five percent of the Directors present are resident Canadians, or, if the Corporation has less than four Directors, at least one of the Directors present is a resident Canadian, except where

(a)	a resident Canadian Director who is unable to be present approves in writing, or by telephone or other communications facilities the business transacted at the meeting; and

(b)	the required number of resident Canadian Directors would have been present had that Director been present at the meeting.

3.4	Quorum

A majority of the number of Directors fixed constitutes a quorum at any meeting of the Board, provided that at least one Director elected or appointed by the holders of the Class A Special Shares and one Director elected or appointed by the holders of the Class B Special Shares are present. In the absence of a quorum within the first fifteen (15) minutes following the start of the meeting, the Directors may only deliberate on the meeting’s adjournment. If a quorum is not obtained at any meeting, the meeting shall be adjourned and may be reconvened upon notice given in accordance with Section 3.11, at which reconvened meeting the quorum shall be a majority of the Directors. A quorum of Directors may exercise all the powers of the Board despite any vacancy on the Board. If a quorum is present at the opening of a meeting of Directors, the Directors present may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting.

3.5	Advance Notice for Nomination of Directors

(a)
Subject only to the Act and the Articles, only individuals who are nominated in accordance with the procedures set out in this Section 3.5 and who, at the discretion of the Board, satisfy the qualifications of a Director as set out in the Articles and By-laws of the Corporation shall be eligible for election as Directors of the Corporation. Nominations of individuals for election to the Board may be made at any annual Shareholders Meeting or at any special Shareholders Meeting if one of the purposes for which the special Shareholders Meeting was called was the election of directors. Such nominations may be made in the following manner:

(i)	in accordance with the procedures set forth in the Investor Rights Agreement;

(ii)
by or at the direction of the Board, including pursuant to a notice of meeting, including, for clarity, any nominees of a shareholder who are proposed by the Board for election in the notice of meeting, whether pursuant to an agreement with such shareholder or otherwise;

(iii)
by or at the direction or request of one or more shareholders of the Corporation pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of meeting of the shareholders of the Corporation made in accordance with the provisions of the Act; or

(iv)
by any Person (a “Nominating Shareholder”): (A) who, at the close of business on the date of the giving of the notice provided below in this Section 3.5 and on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in this Section 3.5.

(b)
In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Corporate Secretary of the Corporation at the principal executive offices of the Corporation.

(c)	To be timely, a Nominating Shareholder’s notice to the Corporate Secretary of the Corporation must be made:

(i)
in the case of an annual Shareholders Meeting, not less than 30 days prior to the date of the annual Shareholders Meeting; provided, however, that in the event that the annual Shareholders Meeting is to be held on a date that is less than 50 days after the date  (the “Notice Date”) on which the first Public Announcement of the date of the annual Shareholders Meeting was made, notice by the Nominating Shareholder may be made not later than the later of (A) the close of business on the 10th day following the Notice Date and (B) the 7th day following the filing on SEDAR of the Corporation’s management proxy circular for the annual Shareholders Meeting; and

(ii)
in the case of a special Shareholders Meeting (which is not also an annual Shareholders Meeting) called for the purpose of electing Directors (whether or not called for other purposes), not later than the later of (A) the close of business on the 15th day following the day on which the first Public Announcement of the date of the special Shareholders Meeting was made and (B) the 10th day following the filing on SEDAR of the proxy circular of the Person calling the special Shareholders Meeting .

(d)	To be in proper written form, a Nominating Shareholder’s notice to the Corporate Secretary must set forth:

(i)	if the Nominating Shareholder is not the beneficial owner of the shares, the identity of the beneficial owner and the number of shares held by that beneficial owner;

(ii)	as to each individual whom the Nominating Shareholder proposes to nominate for election as a director:

(A)	the name, age, business address and residential address of the individual;

(B)	the principal occupation or employment of the individual;

(C)
the class or series and number of securities in the capital of the Corporation which are beneficially owned, or over which control or direction is exercised, directly or indirectly, by such individual as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(D)
a description of any compensatory, payment or other financial agreement, arrangement or understanding with any Person in connection with the individual’s nomination or service as a Director (if elected); and

(E)
any other information relating to the individual that would be required to be disclosed in a dissident’s proxy circular or other filings to be made in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws; and

(iii)	as to the Nominating Shareholder and any beneficial owner respecting which the notice was given, the names of such Person(s) and:

(A)
the class or series and number of securities in the capital of the Corporation which are controlled, or over which control or direction is exercised, directly or indirectly, by such Person(s) and each Person acting jointly or in concert with any of them (and for each such Person any options or other rights to acquire shares in the capital of the Corporation, derivatives or other securities, instruments or arrangements for which the price or value or delivery, payment or settlement obligations are derived from, referenced to, or based on any such shares, hedging transactions, short positions and borrowing or lending arrangements relating to such shares) as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(B)
any proxy, contract, agreement, arrangement, understanding or relationship pursuant to which such Nominating Shareholder or beneficial owner has a right to vote any shares in the capital of the Corporation on the election of directors;

(C)
in the case of a special Shareholders Meeting called for the purpose of electing directors, a statement as to whether the Nominating Shareholder intends to send an information circular and form of proxy to any shareholders of the Corporation in connection with the individual’s nomination; and

(D)
any other information relating to such Nominating Shareholder or beneficial owner that would be required to be made in a dissident’s proxy circular or other filings to be made in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

(iv)	A Nominating Shareholder’s notice to the Corporate Secretary must also state:

(A)
whether, in the opinion of the Nominating Shareholder and the proposed nominee, the proposed nominee would qualify to be an independent director of the Corporation under Sections 1.4 and 1.5 of National Instrument 52-110 Audit Committees of the Canadian Securities Administrators; and

(B)
whether with respect to the Corporation the proposed nominee has one or more of the relationships described in Sections 1.4(3), 1.4(8) and 1.5 of National Instrument 52-110 Audit Committees of the Canadian Securities Administrators, and, if so, which ones.

(e)
Except as otherwise provided by the special rights or restrictions attached to the shares of any class or series of the Corporation, no individual shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this By-law; provided, however, that nothing in this Section 3.5 shall preclude discussion by a shareholder or proxy holder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chairperson of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded. A duly appointed proxy holder of a Nominating Shareholder shall be entitled to nominate at a meeting of shareholders the directors nominated by the Nominating Shareholder, provided that all of the requirements of this Section 3.5 have been satisfied.

(f)
In addition to the provisions of this Section 3.5, a Nominating Shareholder and any individual nominated by the Nominating Shareholder shall also comply with all of the applicable requirements of the Act, Applicable Securities Laws and applicable stock exchange rules regarding the matters set forth herein.

(g)
Notwithstanding any other provision of the By-laws, notice given to the Corporate Secretary of the Corporation pursuant to this Section 3.5 may only be given by personal delivery (at the principal executive offices of the Corporation) or by e-mail (at the e-mail address set out in the Corporation’s issuer profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com), and shall be deemed to have been given and made only at the time it is so served by personal delivery to the Corporate Secretary of the Corporation or sent by e-mail to such e-mail address (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a non-business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day. Notwithstanding the foregoing, the Board may, in its sole discretion, waive all or any of the requirements in this Section and this Section 3.5 shall not apply to any nomination of Directors pursuant to the Investor Rights Agreement among the Corporation and certain of its shareholders or to any Director elected by the holders of the Class A Special Shares or the Class B Shares in their capacity as holders of the Class A Special Shares or Class B Special Shares.

(h)	For greater certainty, nothing in this Section 3.5 shall limit the right of the Directors to fill a vacancy among the Directors.

3.6	Borrowings

To the extent permitted by the Act and the Articles, the Board may, on behalf of the Corporation:

(a)	borrow money upon the credit of the Corporation;

(b)	issue, reissue, sell or pledge debt obligations of the Corporation;

(c)	give, directly or indirectly, financial assistance to any person by means of a loan, a guarantee to secure the performance of an obligation or otherwise; and

(d)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

3.7	Action by the Board

Subject to the Act, the Board shall exercise its powers by or pursuant to a resolution passed at a meeting of the Board at which a quorum is present or approved in writing by all Directors in office.

3.8	Delegation

Subject to the Act and the Articles, the Board may from time to time delegate to a Director, a committee of the Board or an Officer or such other person or persons so designated by the Board all or any of the powers conferred on the Board by the Act to such extent and in such manner as the Board shall determine at the time of each such delegation.

3.9	Resolution in writing

A resolution in writing, signed by all the Directors entitled to vote thereon is as valid as if it had been passed at a meeting of the Board or, as the case may be, of a committee of the Board. A copy of the resolution must be kept with the minutes of the meetings and the resolutions of the Board and its committees. Any such resolution may be signed in counterparts and if signed as of any date, shall be deemed to have been passed on such date.

3.10	Calling of Meetings

Meetings of the Board shall be held from time to time at the registered office of the Corporation or at any other place within or outside of Canada (and, subject to the Act, if all of the Directors consent the meeting need not be held at any place but may instead be held entirely by means of a telephonic, electronic or other communication facility pursuant to Section 3.15) on such day and at such time as the Board, the chairperson of the Board, the chief executive officer or any two Directors may determine.

3.11	Notice of Meetings

The notice stating the time and place of the meeting (and/or means of participating at the meeting) shall be given to each Director not less than 48 hours before the time when the meeting is to be held and need not be in writing.

A notice of meeting need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified and the Directors have not waived such requirement, including, if required by the Act, any proposal to:

(a)	submit to the shareholders any question or matter requiring the approval of the shareholders;

(b)	fill a vacancy among the Directors or in the office of auditor, or appoint additional Directors;

(c)	issue securities;

(d)	issue shares of a series under section 27 of the Act;

(e)	declare dividends;

(f)	purchase, redeem or otherwise acquire shares issued by the Corporation;

(g)	pay a commission referred to in section 41 of the Act;

(h)	approve a management proxy circular referred to in Part XIII of the Act;

(i)	approve a take-over bid circular or directors’ circular referred to in Part XVII of the Act;

(j)	approve any financial statements referred to in section 155 of the Act; or

(k)	adopt, amend or repeal by-laws.

3.12	First Meeting of New Board

Provided a quorum of Directors is present, each newly elected Board may without notice hold its first meeting following the Shareholders Meeting at which such Board is elected.

3.13	Votes to Govern

Subject to the Act, at all meetings of the Board, any question shall be decided by a majority of the votes cast on the question and, in the case of an equality of votes, the chairperson of the meeting shall not be entitled to a second or casting vote.  Any question at a meeting of the Board shall be decided by a show of hands unless a ballot is required or demanded.

3.14	Chairperson and Secretary

The chairperson of the Board shall be selected by a majority of the Board. The chairperson of the Board or, if he/she declines or is unable to act, the chief executive officer or, if he/she declines or is unable to act, a Director designated by the Directors present, shall be the chair of any meeting of the Board. The secretary of the Corporation shall act as secretary at any meeting of the Board and, if the secretary of the Corporation is absent, the chairperson of the meeting shall appoint an individual, who need not be a Director, to act as secretary of the meeting.

3.15	Participation by Telephone, Electronic or other Communication Facility

Subject to the Act, if all of the Directors of the Corporation consent, a Director may participate in a meeting of Directors or of a committee of Directors by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately in the meeting, and for the avoidance of doubt, such meeting may be held entirely by means of a telephonic, electronic or other communication facility. A Director’s consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board held while the director holds office. A Director participating in a meeting by such means shall be deemed to be present at that meeting.

3.16	Electronic Voting

Subject to the Act, a director participating in a meeting by telephonic, electronic or other communication facility in accordance with Section 3.15 may vote by means of such facility.

3.17	Remuneration and Expenses

The Directors shall be paid such remuneration for their services as Directors as the Board may from time to time authorize. In addition, the Board may authorize, by resolution, a special remuneration to a Director who executes specific or additional duties on behalf of the Corporation. The Directors shall also be entitled to be paid in respect of travelling and other expenses properly incurred by them in attending meetings of the Board or any committee thereof or in otherwise serving the Corporation. Nothing herein contained shall preclude any Director from serving the Corporation in any other capacity and receiving remuneration therefor.

3.18	Conflict of Interest

A Director or Officer of the Corporation who is a party to a material transaction or material contract, or proposed material transaction or material contract with the Corporation, is a director or an officer of, or acts in a capacity similar to a director or officer of, or has a material interest in any person who is a party to a material transaction or material contract or proposed material transaction or material contract with the Corporation shall disclose the nature and extent of his interest at the time and in the manner provided in the Act. Except as provided in the Act, no such Director shall vote on any resolution to approve any such transaction or contract. If a material transaction or material contract is made between the Corporation and one or more of its Directors or officers, or between the Corporation and another person of which a Director or Officer of the Corporation is a director or officer or in which he has a material interest, the transaction is neither void nor voidable by reason only of that relationship, or by reason only that a Director with an interest in the transaction or contract is present at or is counted to determine the presence of a quorum at a meeting of Directors or committee of Directors that authorized the transaction, if the Director or Officer disclosed his interest in accordance with the provisions of the Act and the transaction or contract was approved by the Directors or the shareholders and it was reasonable and fair to the Corporation at the time it was approved.

3.19	Dissent

A Director who is present at a meeting of the Board or a committee of the Board is deemed to have consented to any resolution passed or action taken thereat unless:

(i)	the Director requests that his or her dissent is entered in the minutes of the meeting;

(ii)	the Director sends a written dissent to the secretary of the meeting before the meeting is terminated; or

(iii)	the Director sends a dissent by registered mail or delivers it to the registered office of the Corporation immediately after the meeting is terminated.

A Director is not entitled to dissent after voting for or consenting to a resolution.

A Director who was not present at a meeting at which a resolution was passed is deemed to have consented thereto unless within seven days after becoming aware of the resolution of the Director,

(i)	causes his or her dissent to be placed within the minutes of the meeting; or

(ii)	sends his or her dissent by registered mail or delivers it to the registered office of the Corporation.

4 – COMMITTEES

4.1	Audit Committee

The Directors shall appoint from among their number an audit committee whose composition and function will conform with applicable law. The audit committee shall have the functions provided in the Act.

4.2	Other Committees

The Board may designate and appoint additional committees of Directors and, subject to the limitations prescribed by the Act, may delegate to such committees any of the powers of the Board.

5 – OFFICERS

5.1	Appointment of Officers

The Board may from time to time designate the offices of the Corporation, appoint persons to such offices, specify their duties and, subject to any limitations prescribed in the Act, may delegate to them powers to manage the business and affairs of the Corporation.

5.2	Agents and Attorneys

The Board shall have the power from time to time to appoint agents or attorneys for the Corporation in or out of Canada with such powers of management or otherwise (including the power to sub-delegate) as the Board may determine.

6 – PROTECTION OF DIRECTORS AND OFFICERS

6.1	Limitation of Liability

No Director or Officer shall be liable for:

(a)	the acts, receipts, neglects or defaults of any other Director, Officer, employee or agent of the Corporation or any other person;

(b)
any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by, for, or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be loaned out or invested;

(c)
any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation, including any person, firm or corporation with whom any moneys, securities or other assets belonging to the Corporation shall be lodged or deposited;

(d)	any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation; or

(e)	any other loss, damage or misfortune whatever which may happen in the execution of the duties of the Director’s or Officer’s respective office or in relation thereto,

unless the same shall happen by or through the Director’s or Officer’s failure to exercise the powers and to discharge the duties of the Director’s or Officer’s office honestly and in good faith with a view to the best interests of the Corporation, and in connection therewith, to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, provided that nothing herein contained shall relieve a Director or Officer from the duty to act in accordance with the Act or relieve such Director or Officer from liability for a breach of the Act.

6.2	Indemnity of Directors and Officers

(a)
The Corporation shall indemnify a Director or Officer of the Corporation, a former Director or Officer of the Corporation or another individual who acts or acted at the Corporation’s request as a director or officer (or an individual acting in a similar capacity) of another entity against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such individual in respect of any civil, criminal or administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity.

(b)	The Corporation may not indemnify an individual under paragraph (a) unless the individual:

(i)
acted honestly and in good faith with a view to the best interests of the Corporation or other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation’s request, as the case may be; and

(ii)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful.

(c)
The Corporation shall advance moneys to such individual for the costs, charges and expenses of a proceeding referred to in paragraph (a) provided such individual agrees in advance, in writing, to repay the moneys if the individual does not fulfill the condition of paragraph (b).

(d)
If prior court approval is required under applicable law, the Corporation shall seek the approval of a court to indemnify an individual referred to in paragraph (a)or advance moneys under paragraph (c) in respect of an action by or on behalf of the Corporation or other entity to procure a judgment in its favour, to which such individual is made a party because of the individual’s association with the Corporation or other entity as described in paragraph (a), against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfills the conditions set out in paragraph (b).

(e)
Notwithstanding paragraph (a), an individual referred to in paragraph (a) is entitled to indemnity from the Corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defence of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the Corporation or other entity as described in paragraph (a), if the individual seeking indemnity:

(i)	was not adjudged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and

(ii)	fulfills the conditions set out in paragraph (b).

6.3	Indemnification of Others

Subject to the Act, the Corporation may indemnify its employees, agents and such other persons, other than those referred to in Section 6.2, on such basis as the Directors may determine.

6.4	Insurance

The Corporation shall purchase and maintain insurance for the benefit of an individual referred to in Section 6.2 against any liability incurred by such individual:

(a)	in the individual’s capacity as a Director or Officer of the Corporation; or

(b)	in the individual’s capacity as a director or officer, or similar capacity, of another entity, if the individual acts or acted in that capacity at the Corporation’s request.

6.5	Indemnities Not Exclusive

Each of the provisions of this Article 6  shall be in addition to and not in substitution for or derogation from any rights to which any person referred to herein may otherwise be entitled.

7 – MEETINGS OF SHAREHOLDERS

7.1	Annual Meetings

Subject to the Act, the annual Shareholders Meeting shall be held on such day and at such time in each year as the Board may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing Directors, appointing an auditor and for the transaction of such other business as may properly be brought before the meeting.

7.2	Special Meetings

The Board shall have the power to call a special Shareholders Meeting at any time, such meeting to be held on such day and at such time as the Board may determine. Any special Shareholders Meeting may be combined with an annual Shareholders Meeting.

7.3	Place of Meetings

Subject to the Act, Shareholders Meetings shall be held at such place within Canada as the Board may determine or at such place outside Canada as may be specified in the Articles or agreed to by all of the shareholders entitled to vote at the meeting from time to time, provided that the Board may in its sole discretion determine that a meeting shall not be held at any place, but may instead be held entirely by means of a telephonic, electronic or other communication facility pursuant to Section 7.4.

7.4	Participation in Meeting by Electronic Means

Subject to the Act and the consent of the Directors, any person entitled to attend a meeting of shareholders may participate in the meeting by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately in the meeting, if the Corporation makes available such a communication facility.  A person participating in a meeting by such means shall be deemed to be present at the meeting.

7.5	Electronic Meetings

Subject to the Act and the consent of the Directors, if the Directors or the shareholders of the Corporation call a meeting of shareholders pursuant to the Act, those Directors or shareholders, as the case may be, may determine that the meeting shall be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately in the meeting.

7.6	Notice of Meetings

Subject to the Act, notice of the time and place of each Shareholders Meeting (and/or means of participating at the Shareholders Meeting) shall be sent, not less than 21 days and not more than 60 days before the meeting to each shareholder entitled to notice or to vote at the meeting, to each director and to the auditor of the Corporation.

7.7	Waiver of Notice

A shareholder and any other Person entitled to attend a Shareholders Meeting may in any manner and at any time waive notice of a Shareholders Meeting, and attendance of any such Person at a Shareholders Meeting is a waiver of notice of the meeting, except where such Person attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

7.8	Chair and Secretary

Unless otherwise determined by the Board, the chairperson of the Board or, if he/she declines or is unable to act, the chief executive officer and/or president or, if he/she declines or is unable to act, a vice-president shall be the chair of any Shareholders Meeting, but, if no such individual is present within fifteen minutes after the time appointed for the holding of the meeting, the shareholders present shall choose an individual from their number to be the chair.  The secretary of the Corporation shall act as secretary at any Shareholders Meeting or, if the secretary of the Corporation is absent, the chairperson of the meeting shall appoint some individual, who need not be a shareholder, to act as secretary of the meeting.  If desired, one or more scrutineers, who need not be shareholders, may be appointed by resolution or by the chairperson.

7.9	Persons Entitled to be Present

The only Persons entitled to be present at a Shareholders Meeting shall be those entitled to vote thereat, the Directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the Articles or By-laws to be present at the meeting. Any other Person may be admitted only on the invitation of the chairperson of the meeting or with the consent of the meeting.

7.10	Quorum

A quorum of shareholders is present at a Shareholders Meeting, provided that a quorum shall not be less than two Persons, if the holders of at least twenty-five percent (25%) of the shares of the Corporation entitled to vote at the meeting are present in person or represented by proxy. A quorum need not be present throughout the meeting provided a quorum is present at the opening of the meeting. If a quorum is not present at the time appointed for a Shareholder Meeting, or within such reasonable time thereafter as the shareholders present may determine, the shareholders present may adjourn the meeting to a fixed time and place but may not transact any other business.

7.11	Proxies and Representatives

Every shareholder entitled to vote at a Shareholders Meeting may, by means of a proxy, appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, as the shareholder’s nominee to attend and act at the meeting in the manner, to the extent authorized and with the authority conferred by the proxy. A proxy shall be (a) signed in writing or by electronic signature by the shareholder or an attorney who is authorized by a document that is signed in writing or by electronic signature; or (b) if the shareholder is a body corporate, by any individual authorized by a resolution of its directors.

Unless otherwise indicated, a proxy lapses one year after the date it is given. It may be revoked at any time in accordance with the Act.

A proxyholder or an alternate proxyholder has the same rights as the shareholder who appointed him or her to speak at a Shareholders Meeting in respect of any matter, to vote by way of ballot at the meeting and, except where a proxyholder or an alternate proxyholder has conflicting instructions from more than one shareholder, to vote at such a meeting in respect of any matter by way of a show of hands.

7.12	Time for Deposit of Proxies

The Board may by resolution fix a time not exceeding 48 hours, excluding non-business days, preceding any meeting or adjourned Shareholder Meeting before which time proxies to be used at that meeting must be deposited with the Corporation or an agent thereof, and any period of time so fixed shall be specified in the notice calling the meeting.  A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, it shall have been received prior to the time of voting by the secretary of the Corporation or by the chairperson of the meeting or any adjournment thereof. Notwithstanding any specified time limits for the deposit of proxies by shareholders, the chair of any meeting or the chairperson of the Board may, but need not, at his, her or their sole discretion, waive the time limits for the deposit of proxies by shareholders, including any deadline set out in the notice calling the Shareholders Meeting or in any proxy circular and any such waiver made in good faith shall be final and conclusive. A proxy is valid only in respect of the meeting in respect of which it is given, including any adjournment or postponement thereof.

7.13	Casting Vote

In case of an equality of votes at any Shareholders Meeting, regardless of the manner of voting, the chairperson of the meeting shall not be entitled to a second or casting vote.

7.14	Show of Hands

Any question at a Shareholders Meeting shall be decided by a show of hands, unless a ballot is required or demanded as hereinafter provided. Upon a show of hands, every Person who is present and entitled to vote thereon shall have one vote. Whenever a vote by any means other than by ballot is taken, a declaration by the chairperson of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

7.15	Ballots

On any question proposed for consideration at a Shareholders Meeting, and whether or not a show of hands has been taken thereon, the chairperson may require, or any shareholder or proxyholder may demand, a ballot. A ballot so required or demanded shall be taken in such manner as the chairperson shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot.  If a ballot is taken each Person present shall be entitled, in respect of the shares which the Person is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the Articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

7.16	Electronic Voting

(a)
Notwithstanding Section 7.14, any person participating in a meeting of shareholders by telephonic, electronic, or other communication facility in accordance with Section 7.4 and entitled to vote at the meeting may vote by means of the telephonic, electronic or other communication facility that the Corporation has made available for that purpose.

(b)
Any vote referred to in Section 7.14 or 7.15 may be held entirely by means of a telephonic, electronic or other communication facility if the Corporation makes available such a communication facility, provided, in each case, that the facility:

(i)	enables the votes to be gathered in a manner that permits their subsequent verification; and

(ii)	permits the tallied votes to be presented to the Corporation without it being possible for the Corporation to identify how each shareholder or group of shareholders voted.

7.17	Advance Notice for Proposals

(i)
No business may be transacted at an annual Shareholders Meeting, other than business that is either (i) specified in the Corporation’s notice of meeting (or any supplement thereto) given by or at the direction of the Board, (ii) otherwise properly brought before the annual meeting by or at the direction of the Board or (iii) otherwise properly brought before the annual Shareholder Meeting by any shareholder of the Corporation who complies with the proposal procedures set forth in this Section 7.17. For business to be properly brought before an annual Shareholder Meeting by a shareholder of the Corporation, such shareholder must submit a proposal to the Corporation for inclusion in the Corporation’s management proxy circular in accordance with the requirements of the Act; provided that any proposal that includes nominations for the election of Directors shall be submitted to the Corporation in accordance with the requirements set forth in Section 3.5. The Corporation shall set out the proposal in the management proxy circular or attach the proposal thereto, subject to the exemptions and bases for refusal set forth in the Act.

(ii)
At a special Shareholders Meeting, only such business shall be conducted as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of individuals for election to the Board may be made at a special Shareholders Meeting at which Directors are to be elected pursuant to the Corporation’s notice of meeting only pursuant to and in compliance with Section 3.5.

7.18	Adjournment

The chair of the Shareholders meeting may adjourn the meeting from time to time and from place to place. If a Shareholders Meeting is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. If a Shareholders Meeting is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

7.19	Access to Ballots and Proxies

Unless otherwise determined by the Board in its sole discretion, no shareholder will be provided with access to any proxy materials relating to a Shareholders Meeting prior to such meeting taking place. Upon the request of a shareholder not earlier than one day following a Shareholders Meeting, the Corporation shall provide such shareholder with access to the proxies deposited with the Corporation in connection with such meeting and the ballots cast. The Corporation must, for at least three months after a Shareholders Meeting, keep at its head office the ballots cast and the proxies presented at the meeting. Any shareholder or proxyholder who was entitled to vote at the meeting may, without charge, inspect the ballots and proxies kept by the Corporation.

8 – SECURITIES AND CERTIFICATES

8.1	Issuance of Securities

Subject to the Articles, the Act and any pre-emptive right granted to shareholders, the Board may from time to time issue or grant options to purchase or rights to acquire unissued shares of the Corporation at such times and to such Persons and for such consideration as the Board shall determine. The Board may, by resolution, accept subscriptions, issue and allot unissued shares from the Corporation’s share capital and grant exchange rights, options or acquisition rights with respect to those shares.

8.2	Securities Register

The Corporation shall maintain a register of shares and other securities in which it records the shares and other securities issued by it in registered form, showing with respect to each class or series of shares and other securities:

(a)	the names, alphabetically arranged, and the latest known address of each person who is or has been a holder;

(b)	the number of shares or other securities held by each holder; and

(c)	the date and particulars of the issue and transfer of each share or other security.

8.3	Transfer Agents and Registrars

The Directors may from time to time appoint a registrar to maintain the securities register and a transfer agent to maintain the register of transfers and may also appoint one or more branch registrars to maintain branch securities registers and one or more branch transfer agents to maintain branch registers of transfers. One person may be appointed both registrar and transfer agent and the Board may at any time terminate any such appointment.

8.4	Registered Ownership

Subject to the Act, the Corporation may treat the registered holder of a security as the Person exclusively entitled to vote, to receive notices, to receive any interest, dividend or other payments in respect of the security, and otherwise to exercise all the rights and powers of a holder of the security.

8.5	Certificated Securities

Subject to any resolution of the Board providing otherwise, the security certificates of the Corporation shall be signed by at least one of the following persons: (a) a Director or Officer of the Corporation; (b) a registrar, transfer agent or branch transfer agent of the Corporation, or an individual on their behalf; or (c) a trustee who certifies it in accordance with a trust indenture.

Signatures may be printed or otherwise mechanically reproduced on the security certificates and every such signature shall for all purposes be deemed to be the signature of the person whose signature it reproduces and shall be binding upon the Corporation. If a security certificate contains a printed or mechanically reproduced signature of a person, the Corporation may issue the security certificate, notwithstanding that the person has ceased to be a Director or an Officer of the Corporation, and the security certificate is as valid as if the person were a Director or an Officer at the date of its issue.

8.6	Electronic, Book-Based or Other Non-Certificated Registered Positions

A registered securityholder may have such securityholder’s holdings of securities of the Corporation evidenced by an electronic, book-based, direct registration service or other noncertificated entry or position on the applicable register of securityholders to be kept by the Corporation in place of a physical security certificate pursuant to a registration system that may be adopted by the Corporation in conjunction with its applicable agent. The Corporation and its applicable agent may adopt such policies and procedures, appoint such other persons and require such documents and evidence as they may determine necessary or desirable in order to facilitate the adoption and maintenance of a securities registration system by electronic, book-based, direct registration system or other non-certificated means.

9 – DIVIDENDS AND RIGHTS

9.1	Dividends

Subject to the provisions of the Act and the Articles, the Board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid, in whole or in part, in money or property or by issuing fully paid shares or options or rights to acquire fully paid shares of the Corporation.

9.2	Dividend Cheques

A dividend payable in cash may be paid by cheque drawn on the Corporation’s banks or by electronic means to the order of each registered holder of shares of the class or series in respect of which it has been declared. Cheques may be sent by prepaid ordinary mail to such registered holder at such holder’s address recorded in the Corporation’s securities register, unless in each case such holder otherwise directs.  In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and, if more than one address is recorded in the Corporation’s securities register in respect of such joint holding, the cheque shall be mailed to the first address so appearing.  The mailing of such cheque, in such manner, unless the cheque is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

9.3	Non-receipt or Loss of Cheques

In the event of non-receipt or loss of any dividend cheque by the Person to whom it is sent, the Corporation shall issue to such Person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt or loss and of title as the Board may from time to time prescribe, whether generally or in any particular case.

9.4	Unclaimed Dividends

Any dividend unclaimed after a period of two years from the date on which the dividend has been declared to be payable shall be forfeited and shall revert to the Corporation.

10 – NOTICES

10.1	Notice to Shareholders

Unless the Act or these By-laws provide otherwise, any notice, document or other information required or permitted by the Act, the regulations, the Articles or these By-laws to be sent to a shareholder, may be sent by any one of the following methods: (i) by hand delivery, through the mail, or by a nationally recognized overnight delivery service for next day delivery, (ii) by means of fax, e-mail, or other form of electronic transmission, (iii) by providing or posting the notice, document or other information on or making it available through a generally accessible electronic source and providing notice of the availability and location of the notice, document or other information to the shareholder via any of the methods specified in (i) and (ii) above, including by mail, delivery, fax, e-mail or other form of electronic transmission, or (iv) by any other method permitted by applicable law. A notice to a shareholder shall be deemed to be received as follows: (A) if given by hand delivery, when actually received by the shareholder; (B) if sent through the mail addressed to the shareholder at the shareholder’s address appearing on the share register of the Corporation, at the time it would be delivered in the ordinary course of mail; (C) if sent for next day delivery by a nationally recognized overnight delivery service addressed to the shareholder at the shareholder’s address appearing on the share register of the Corporation, when delivered to such service; (D) if faxed, when sent to a number at which the shareholder has consented to receive notice and evidence of delivery confirmation is received by sender’s facsimile device; (E) if by e-mail, when sent to an e-mail address at which the shareholder has consented to receive notice; (F) if sent by any other form of electronic transmission, when sent to the shareholder; (G) if sent by posting it on or making it available through a generally accessible electronic source referred to in subsection 10.1(iii), on the day such Person is sent notice of the availability and location of such notice, document or other information which is deemed to have been sent in accordance with (A) through (F) above; or (H) if sent by any other method permitted by applicable law, at the time that such Person is deemed to have received such notice pursuant to applicable law. If a shareholder has consented to a method for delivery of a notice, document or other information, the shareholder may revoke such shareholder’s consent to receiving any notice, document or information by fax or e-mail by giving written notice of such revocation to the Corporation.

10.2	Notice to Joint Shareholders

If two or more Persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders but notice to one of such Persons shall be sufficient notice to all of them.

10.3	Computation of Time

In computing the date when notice must be sent under any provision requiring a specified period of days’ notice of any meeting or other event, the period of days shall commence on the day following the sending of such notice and shall terminate on the day preceding the date of the meeting or other event provided that the last day of the period shall not be a non-business day.

10.4	Undelivered Notices

If any notice given to a shareholder pursuant to Section 10.1 is returned on three consecutive occasions because the shareholder cannot be found, the Corporation shall not be required to give any further notice to such shareholder until such shareholder informs the Corporation in writing of the shareholder’s new address.

10.5	Persons Entitled by Death or Operation of Law

Every Person who, by operation of law, transfer, death of a securityholder or any other means whatsoever, shall become entitled to any share or other security, shall be bound by every notice in respect of such security which shall have been duly given or sent to the securityholder from whom the Person derives title to such share prior to that Person’s name and address being entered on the securities register (whether such notice was given or sent before or after the happening of the event upon which that Person becomes so entitled) and prior to that Person furnishing to the Corporation the proof of authority or evidence of entitlement prescribed by the Act.

10.6	Waiver of Notice

Any shareholder (or such shareholder’s duly appointed proxyholder), Director, Officer, auditor or member of a committee of the Board may at any time waive the provision of any notice or document, or waive or abridge the time for any notice or document, required to be provided to such person under any provision of the Act, the Articles, the By-laws or otherwise and such waiver or abridgement shall cure any default in the provision or in the timing of such notice or document, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a Shareholders Meeting or of the Board, which may be given in any manner. Attendance of a Director at a meeting of Directors or of a shareholder or any other  person entitled to attend a Shareholders Meeting is a waiver of notice of the meeting except where such Director, shareholder or other person, as the case may be, attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

10.7	Omissions and Errors

The accidental omission to give any notice to any shareholder, Director, Officer, auditor or member of a committee of the Board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise based thereon.

10.8	Forum Selection

Unless the Corporation consents in writing to the selection of an alternative forum, the courts of the Province of Ontario and the appellate courts therefrom (collectively, the “Courts”)  shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (a) any derivative action or proceeding brought on behalf of the Corporation; (b) any action or proceeding asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation; (c) any action or proceeding asserting a claim arising out of any provision of the Act or the articles or the by-laws of the Corporation (as either may be amended from time to time); or (d) any action or proceeding asserting a claim or otherwise related to the affairs of the Corporation. If any action or proceeding the subject matter of which is within the scope of the preceding sentence is filed other than with a Court (a “Foreign Action”) in the name of any securityholder, such securityholder shall be deemed to have consented to (x) the personal jurisdiction of the Courts in connection with any action or proceeding brought outside of the Courts to enforce the preceding sentence, and (y) having service of process made upon such securityholder in any such action or proceeding by service upon such securityholder’s counsel in the Foreign Action as agent for such securityholder.

The foregoing By-law was adopted by the Corporation pursuant to Articles of Arrangement dated September 6, 2018.